SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACTOF 1934

Report on Form 6-K dated April 26, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated April 26, 2006, announcing the addition of Product Lifecycle Management Express Styled Plastic to their Product
Lifecycle Management and Express Portfolio.

IBM and Dassault Systemes Expand PLM Express
Portfolio to Help Mid-Sized Companies
Differentiate with Style

•	Increases Mid-size business ability to differentiate with styled, innovative and yet competitive products

•	IBM's PLM Express "Styled Plastic and Packaging" industry solution uniquely priced and packaged for Mid-sized businesses

•	IBM's overall PLM Express Portfolio becomes more competitive, flexible and easier to tailor to individual engineer's needs

Paris, France, April 26th, 2006 – Demonstrating their continued commitment to deliver industry-leading PLM capabilities, tailored to the needs of mid-sized businesses, IBM and Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced the addition of Product Lifecycle Management Express Styled Plastic to their Product Lifecycle Management and Express Portfolio. IBM’s PLM Express portfolio has been helping mid-sized companies gain the benefits of PLM since 2003. Styled Plastic and Packaging provides Consumer Goods and industrial products companies with a single set of integrated applications that help industrial designers greatly reduce time to market on creative new product styles while optimizing cost and manufacturing ramp-up.

IBM is also announcing significant enhancements to its entire Product Lifecycle Management Express Portfolio through the addition of pre-configured, role-based offerings for specific industries. With the additional function that is now included in the PLM Express Portfolio, mid sized companies will be able to respond faster to changing customer requirements and bring products to market quicker with improved quality and more innovation, boosting their competitive market positioning.

Product Lifecycle Management Express Styled Plastic and Packaging: small is also beautiful

To differentiate their products and increase market responsiveness while remaining competitive, mid-sized manufacturers need to leverage the business benefits of PLM like larger companies. IBM’s Product Lifecycle Management Express Styled Plastic and Packaging, combining ease-of-use and affordability, is designed to answer their needs. Including the subdivision surfacing and the functional modeling technologies embedded in CATIA V5, this integrated solution accelerates design cycles and drives innovation in complex, free-form-shape product environments. It helps mid-sized companies to increase profits and minimize development costs by enabling product designers to move quickly from initial concept to detailed design and product testing without any data conversion. Designers can react rapidly to customers’ latest taste changes and deliver a wider range of innovative products by easily incorporating the latest market trends into their products, along with innovative technologies. The solution also helps shorten development cycle time by reusing experience collected from previous projects and reducing the number of physical prototypes.

“For new products, we have reduced design time by up to 44%* and overall development costs by up to 60% which gives our company the flexibility it needs to meet customer requirements right the first time” says Grant Stratford, Technical Manager at Securistyle, a leading provider of innovative window hardware solutions, based in Cheltenham, Gloucestershire, UK.

*findings based on an independent study performed by CIMdata”

PLM Express: simplified and even more affordable

IBM is also now delivering more functions with the PLM Express portfolio of solutions to mid-sized manufacturing companies, enabling them to easily acquire an integrated, end-to-end PLM solution from IBM. In addition, IBM’s broad and comprehensive PLM product suite has been simplified and grouped into competitively priced “bundles” that align to specific engineering job profiles or product development functions, tailored to the requirements of mid-sized businesses and configured precisely to the needs of their engineers. Companies of any size can start with an initial configuration and add capability as needs evolve. The complete solution, including implementation services, can be financed more simply than ever with the introduction of IBM Financing Advantage for convenient and flexible low monthly payments.

Product Lifecycle Management Express Portfolio includes:

— IBM PLM Applications software developed by Dassault Systèmes: CATIA V5 for Product Design and simulation, SMARTEAM Team PDM for collaboration, workflow and vaulting.

— Hardware such as IBM IntelliStation® PRO Series, ThinkPad notebooks from Lenovo, IBM eServer(logo)® xSeries® or IBM BladeCenter® server, or storage hardware

— ITS services for extended warranty and installation services

— Best practice process consultancy, customization and migration services – from IBM Product Lifecycle Management Business Partners, Dassault Systèmes or IBM Business Consulting Services

####

About IBM
IBM provides the business strategy, transformation and integration capabilities to help companies innovate. IBM’s portfolio of PLM solutions also includes hardware, application software, developed by Dassault Systemes or other partners, middleware and consulting and integration services required to implement PLM and to make it work. IBM is the world’s largest information technology company with more then 90 years of leadership in helping businesses innovate. For more information, access the IBM home page at www.ibm.com. To learn more about IBM PLM, visit: www.ibm.com/solutions/plm

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product 3D design tools (SolidWorks®), 3D components (Spatial/ACIS®) and SIMULIA®, DS’ open multi-physics platform for realistic simulation. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

IBM Press Contacts:	Dassault Systèmes
Zohra Dali	Frederique Moureton (EMEA)
+33 6 71 92 71 87	+33 1 40 99 68 80
zohradali@fr.ibm.com	frederique_moureton@ds-fr.com

Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com

Mikiko Igarashi (AP)
+81-3-5442-4138
mikiko_igarashi@ds-jp.com

Nelly Dimey or Pierre Mas (Financial Dynamics)
+33 1 47 03 68 19/ 14
Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: April 26, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration